Exhibit 3.9

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

SPINE INJURY SOLUTIONS, INC.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Chief Executive Officer of Spine Injury Solutions, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby make this Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (this “Certificate of Designations”) and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Certificate of Incorporation, as amended, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock designated as Series A Convertible Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 250,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), and, further, authorizes the Board of Directors of the Corporation (the “Board”), by resolution or resolutions, at any time and from time to time, to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series or the designation thereof.

SECOND: By unanimous written consent of the Board dated March 18, 2022, the Board designated 9,000,000 shares of the Preferred Stock as Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Stock”), pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES A CONVERTIBLE PREFERRED STOCK

Section 1. Powers and Rights of Series A Convertible Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation (the “Series A Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (this “Certificate of Designations”). For purposes hereon, a holder of a share or shares of Series A Stock, with respect to their rights as related to the Series A Stock, shall be referred to as a “Series A Holder.”

Section 2. Number; Stated Value. The number of authorized shares of the Series A Stock is 9,000,000 shares. Each share of the Series A Stock shall have a stated value equal to $1.00 (the “Stated Value”).

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Section 3. Conversion.

(a) Automatic Conversion. On the first business day immediately following the earlier of (a) the date on which the Secretary of State of Delaware shall have filed, after all required approvals by the Board and the Corporation’s stockholders, an amendment to the Corporation’s Certificate of Incorporation increasing the number of its authorized shares of Common Stock; and (b) the date on which FINRA has affected a reverse stock split of the Corporation’s outstanding common stock, after all required approvals by the Board and the Corporation’s stockholders, in either (a) or (b), so that there are a sufficient number of shares of the Corporation’s Common Stock authorized but unissued to permit a full conversion of all the Series A Stock based upon the Conversion Price (as hereinafter defined) (the “Conversion Condition”), all shares of the Series A Stock shall automatically convert into shares of the Corporation’s Common Stock at the Conversion Price without any action of the Series A Holder (the “Conversion”). Promptly thereafter, the Corporation shall issue to the Series A Holder a certificate representing the number of shares of Common Stock issued pursuant to such automatic conversion, of the Series A Stock, or otherwise issue such shares of Common Stock in book entry/non-certificated form. Shares of Series A Stock converted into Common Stock in accordance with the terms hereof shall be canceled and shall not be reissued.

(b) Calculation. The number of shares of Common Stock to be issued upon conversion of the Series A Stock pursuant to Section 3(a) above shall be determined by dividing (i) the Stated Value by (ii) the Conversion Price then in effect, with such shares of Common Stock issuable in connection with such conversion defined herein as “Conversion Shares”.

(c) Conversion Price. The conversion price shall be $0.018526887 per share of Series A Stock (the “Conversion Price”), subject to further adjustment from time to time upon the happening of certain events as set forth below.

(d) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Stock. In the event that for any reason the number of shares of Common Stock issuable to any Series A Holder pursuant to Section 3(a) above results in a fraction of a Conversion Share being due to a Series A Holder, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board, or round up to the next whole share of Common Stock resulting from such fractional share.

(e) Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of Series A Stock shall be made without charge to any Series A Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the applicable Series A Holder of such shares of Series A Stock and the Corporation shall not be required to issue or deliver such Conversion Shares unless or until the Person (as defined below) or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. For purposes hereof, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

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(f) Cancellation of Series A Stock Certificates. Without limiting the obligation of each Series A Holder set forth herein (including below), the Corporation and/or the Corporation’s Transfer Agent shall be authorized to take whatever action necessary, if any, following the Conversion to reflect the cancellation of the Series A Stock shares and certificates subject to the Conversion, which shall not require the approval and/or consent of any Series A Holder (a “Cancellation”). Notwithstanding the above, each Series A Holder, by accepting such Series A Stock hereby covenants that it will, whenever and as reasonably requested by the Corporation and the Transfer Agent, at the Corporation’s sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Corporation or the Transfer Agent may reasonably require in order to complete, insure and perfect the Cancellation, if such may be reasonably required by the Corporation and/or the Corporation’s Transfer Agent, including, but not limited to the delivery to the Corporation of all certificates and stock powers with medallion signature guaranty in connection with the Cancellation.

Section 4. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while Series A Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (as hereinafter defined) (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of the Series A Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 4(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. “Common Stock Equivalents” means any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

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(b) Pro Rata Distributions. During such time as the Series A Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Series A Stock, then, in each such case, each Series A Holder shall be entitled to participate in such Distribution to the same extent that the Series A Holder would have participated therein if the Series A Holder had held the number of shares of Common Stock acquirable upon complete Conversion of the Series A Stock held by such Series A Holder (without regard to any limitations on Conversion hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution.

(c) Consolidation or Merger. At any time while the Series A Stock remains outstanding, in case of any consolidation or merger of the Corporation with or into another corporation (other than a merger with another corporation in which the Corporation is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value), or in the case of any sale or transfer to another corporation of the property of the Corporation as an entirety or substantially as an entirety, the Corporation or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefor, assume the Corporation’s obligations hereunder.

Section 5. Dividends. Except for adjustments to the Conversion Price provided by Section 4 hereof, to the extent applicable, or dividends as may be declared by the Board in its sole and absolute discretion, the Series A Stock shall not accrue dividends.

Section 6. Voting Power. Other than as set forth in Section 9, on any matter, event or action submitted to the holders of Common Stock for a vote or on which the holders of Common Stock have a right to vote, each share of Series A Stock shall have a number of votes per share equal to the number of Conversion Shares then issuable upon Conversion thereof, and the Series A Stock shall vote on any such matter, event or action submitted to the holders of Common Stock for a vote or on which the holders of Common Stock have a right to vote, together with the Common Stock as one class. Any vote or consent of the Series A Holders may be taken either by vote at a meeting called for the purpose or by written consent without a meeting and in either case may be given in person or by proxy. The rules and procedures for calling and conducting any meeting of the Series A Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board or a duly authorized committee of the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws and applicable law.

Section 7. Participation. The Series A Stock shall participate in any dividends, distributions or payments to the holders of the Common Stock on an as-converted basis, but without any conversion being required in connection therewith and regardless of whether there are a sufficient number of authorized but unissued shares of Common Stock to permit full conversion of all shares of Series A Stock.

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Section 8. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Series A Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Stated Value, plus any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each share of Series A Stock before any distribution or payment shall be made to the holders of any Junior Securities (as hereinafter defined), and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to each Series A Holder shall be ratably distributed among each Series A Holder in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. A Fundamental Transaction or Change of Control Transaction shall not be deemed a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder. The following terms shall have the following meanings in this Certificate of Designations:

(a) “Change of Control Transaction” means the occurrence after the date hereof of any of the following: (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d 5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of the Corporation, by contract or otherwise) of in excess of 33% of the voting securities of the Corporation (other than by means of conversion of the Series A Stock), (b) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the Corporation or the successor entity of such transaction, (c) the Corporation sells or transfers all or substantially all of its assets to another Person and the stockholders of the Corporation immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a one year period of more than one half of the members of the Board which is not approved by a majority of those individuals who are members of the Board, or (e) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(b) “Fundamental Transaction” means (i) one or more related transactions effects whereby the Corporation, directly or indirectly, merges or consolidates with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

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(c) “Junior Securities” means the Common Stock and all other Common Stock Equivalents of the Corporation other than those securities which are explicitly senior or pari passu to the Series A Stock in dividend rights or liquidation preference.

Section 9. Amendment.

(a) The Corporation may not, and shall not, amend this Certificate of Designations, including by merger, consolidation or otherwise, without the prior written consent of Series A Holders holding a majority of the issued and outstanding shares of Series A Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the Series A Holders and with each share of Series A Stock having a number of votes per share equal to the number of Conversion Shares then issuable upon Conversion of the Series A Stock on such matter, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

(b) In addition to any other rights and restrictions provided under applicable law, the Corporation may not, and shall not, amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or bylaws, including by merger, consolidation or otherwise, if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series A Stock, as reasonably determined and agreed in writing by the Series A Holders holding a majority of the Series A Stock issued and outstanding, without the prior written consent of Series A Holders holding a majority of the issued and outstanding shares of Series A Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the Series A Holders and with each share of Series A Stock having a number of votes per share equal to the number of Conversion Shares then issuable upon Conversion of the Series A Stock on such matter, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

Section 10. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by a Series A Holder shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service, addressed to the Corporation at the primary offices of the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service addressed to the Series A Holder at the email, facsimile, telephone number or address of such Series A Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Series A Holder. Any notice or other communication or delivery hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 10(a) prior to 5:30 p.m. (Eastern time); (ii) upon receipt of a return receipt if sent via email; (iii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 10(a) later than 5:30 p.m. (Eastern time) on any date and earlier than 11:59 p.m. (Eastern time) on such date, (iv) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (v) upon actual receipt by the party to whom such notice is required to be given.

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(b) Legend. Any certificates representing the Series A Stock and any Conversion Shares issued upon conversion hereof shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(c) Lost or Mutilated Series A Stock Certificate. If the certificate for the Series A Stock held by a Series A Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Series A Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(d) Waiver. Any waiver by the Corporation or a Series A Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or a Series A Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(e) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

(f) No Other Rights or Privileges. Except as specifically set forth herein, the Series A Holders and the Series A Stock shall have no other rights, privileges or preferences.

(g) Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent, if any, for the Series A Stock may deem and treat the record holder of any share of Series A Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

(h) Technical, Corrective, Administrative or Similar Changes. The Corporation may, by any means authorized by law and without any vote of the Series A Holders, make technical, corrective, administrative or similar changes in this Certificate of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the Series A Holders.

(Signature page follows.)

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IN WITNESS WHEREOF, Spine Injury Solutions, Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 18th day of March 2022.

Spine Injury Solutions, Inc.

By:	/s/ William F. Donovan, M.D.
Name:	William F. Donovan, M.D.
Title:	Chief Executive Officer

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